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                                                                  Exhibit V
                                                                  ---------




                     [LETTERHEAD OF UNITED AUTO GROUP, INC.]



VIA FEDERAL EXPRESS
-------------------

                                  July 21, 1998

Mr. John Rallis
3501 Jamboree Road
Suite 4000
Newport Beach, CA  92660

Dear Mr. Rallis:

          As you know, you, John Rallis ("Rallis"), and I, Philip N. Smith, Jr., Senior Vice President and General Counsel of Trace International Holdings, Inc. (formerly known as '21' International Holdings, Inc.) ("Trace"), have had discussions and reached an understanding and agreement concerning (a) the amendment and modification of the Amended and Restated Put Option Agreement by and between Rallis and Trace dated as of December 14, 1993 (the "Put Option Agreement") to extend the Exercise Period under the Put Option Agreement and (b) the obligation of Trace to purchase from Rallis, and the obligation of Rallis to sell to Trace, all of the Rallis right, title and interest in the Put Option Agreement under certain circumstances. This letter is intended to set forth the understanding and agreement between Rallis and Trace respecting the foregoing, viz:

         Rallis and Trace agree:

         1. Effective as of July 21, 1998, the Put Option Agreement shall be amended and modified (and the Exercise Period shall be extended) so that the Exercise Period (provided for in subsection [b] of Section 1) shall be "at any time during the period commencing on May 6, 1998 and ending October 7, 1998." That is, the Put Option may be exercised, in whole or in part, by Rallis (and/or any permitted assignee) at any time during the period commencing on May 6, 1998 and ending October 7, 1998.

         2. Recently, (a) Trace advised Rallis of the execution and delivery by Trace and Foamex International Inc. ("Foamex") of a definitive merger agreement whereby (i) Foamex shall be merged into a wholly-owned subsidiary of Trace (the "Trace Merger Subsidiary"), (ii) all shareholders of Foamex (other than Trace and its subsidiaries) shall receive eighteen dollars and seventy-five cents ($18.75) per share for their shares of Foamex, and (iii) Foamex shall become a wholly-owned subsidiary of Trace (the "Merger Transaction"),
                    (b) Trace requested that Rallis (and The Rallis Foundation)

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Mr. John Rallis
July 21, 1998
Page 2
                    vote in favor of the Merger Transaction and agreed to accept eighteen dollars and seventy five cents ($18.75) per share for their shares of Foamex in accordance with the terms of the Merger Transaction, and (c) Trace requested that Rallis not exercise the Put Option.

          3. Therefore, in the event during the Exercise Period (a) Rallis does not exercise the Put Option, (b) Rallis (and The Rallis Foundation) tender the Rallis (and The Rallis Foundation) shares of Foamex to the Trace Merger Subsidiary in consideration of a payment by the Trace Merger Subsidiary to Rallis (and The Rallis Foundation) of eighteen dollars and seventy-five cents ($18.75) per share for the Rallis (and The Rallis Foundation) shares of Foamex, and (c) the Merger Transaction is consummated on or before September 30, 1998, concurrently with the consummation of the Merger Transaction, Rallis shall sell to Trace, and Trace shall purchase from Rallis, all right, title and interest of Rallis in the Put Option Agreement (and all rights of Rallis as to the Put Option) for the payment by Trace to Rallis of the sum of one million seven hundred ten thousand eight hundred twenty-four dollars ($1,710,824). The Trace payment to Rallis in this regard shall be made within two (2) business days of the consummation of the Merger Transaction or on September 30, 1998, whichever shall first occur.

         4. In the event (a) the payment by the Trace Merger Subsidiary to Rallis (and The Rallis Foundation) is less than eighteen dollars and seventy-five cents ($18.75) per share for the Rallis (and The Rallis Foundation) shares of Foamex (the "Shortfall"), the amount of the Shortfall shall be added to the amount of the payment by Trace to Rallis for all right, title and interest of Rallis in the Put Option provided for in paragraph 3, above (viz, $1,710,824) and (b) the payment by the Trace Merger Subsidiary to Rallis (and The Rallis Foundation) is more than eighteen dollars and seventy-five cents ($18.75) per share for the Rallis (and The Rallis Foundation) shares of Foamex (the "Excess"), the amount of the Excess shall be subtracted from the amount of the payment by Trace to Rallis for all right, title and interest of Rallis in the Put Option provided for in paragraph 3, above (viz, $1,710,824).

         5. Rallis and Trace agree to execute and deliver any other documents, and to perform any further acts, that may be reasonably necessary to give effect to, and to carry out the terms and provisions of, this letter agreement.



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Mr. John Rallis
July 21, 1998
Page 3



         6. This letter agreement shall inure to the benefit of and shall be binding upon the heirs, successors and permitted assigns of Rallis and the successors and assigns of Trace.

         7. Any notice under this letter agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or on the second day after mailing if mailed by first class mail, registered or certified, postage pre-paid, and addressed to Rallis at his business address and to Trace at its business address (which are presently the addresses which appear below).

         8. If any legal action is necessary to enforce the terms of this letter agreement, the prevailing party shall be entitled to reasonable attorneys' fees in addition to any other relief to which it may be entitled.

         9. This letter agreement shall be subject to the laws of the State of California.

         10. This letter agreement (when read together with the Put Option Agreement) (a) contains the entire understanding and
                    (b) supersedes and takes the place of all prior understandings and agreements between Rallis and Trace in this regard, whether written, oral, express or implied, and
                    (c) is a complete statement of the agreement between Rallis and Trace in this regard and the terms hereof.

          If the foregoing correctly sets forth the understanding and agreement between Rallis and Trace in this regard, kindly sign the enclosed copy of this letter and return the enclosed copy of this letter to the undersigned, whereupon this letter shall evidence and constitute our agreement.

                                                     Sincerely yours,



                                                     /s/ Philip N. Smith, Jr.
                                                     --------------------------
                                                     Philip N. Smith, Jr.

PNS:ssc

cc: Ralph Cassady

AGREED AND ACCEPTED:
JULY 23, 1998

/s/ John Rallis
----------------------
John Rallis